EXHIBIT 99.1

Brookfield Announces Appointment of Mark Carney as Vice Chair and Head of ESG and Impact Fund Investing

Former Governor of the Bank of England and Bank of Canada to oversee the firm’s ESG-focused investment strategies

BROOKFIELD, NEWS, Aug. 26, 2020 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM) (TSX: BAM.A) today announced the appointment of Mark Carney as a Vice Chair and Head of ESG and Impact Fund Investing. Mark brings a wealth of knowledge and expertise to his role at Brookfield. He is currently the United Nations Special Envoy for Climate Action and Finance and is a longtime advocate for sustainability, specifically with regard to the management and reduction of climate risks.

Mark will expand on Brookfield’s existing strengths in ESG investing with the development of a group of funds that will work to combine positive social and environmental outcomes with strong risk-adjusted returns for investors. The funds will make ESG-focused investments that are both capable of delivering measurable outcomes against specific impact goals and consistent with Brookfield’s extensive experience investing in high-quality, sustainable assets that form the backbone of the global economy.

Bruce Flatt, CEO of Brookfield, said, “We are excited to have Mark joining Brookfield. Throughout his stellar career in both the private and public sectors, Mark has been a vocal proponent of the positive role that private capital can play in climate action.” Mr. Flatt continued, “Building on our track record in renewable investing, Mark will help accelerate our efforts to combine better long-term outcomes for society with strong risk-adjusted returns. Mark’s insights and perspectives will add tremendous value to our global investing activities for the benefit of our investors.”

Mark Carney remarked, “With an accelerated transition to a net zero economy imperative for climate sustainability and one of the greatest commercial opportunities of our time, I’m looking forward to building on Brookfield’s leading positions in renewable energy and sustainability to the benefit of its investors and society.”

This appointment is another step in Brookfield’s longstanding commitment to sustainability, with ESG principles embedded across the investment process and operations of its businesses. Brookfield has built the world’s largest pure-play private sector renewable energy business over the past three decades. With nearly 20,000 megawatts in operations and 18,000 megawatts in development globally, Brookfield invests in, and responsibly owns and operates, high-quality renewable power assets that provide virtually carbon free energy around the world.

Mark served as the Governor of the Bank of England from 2013 to 2020. In addition, he served as First Vice-Chair of the European Systemic Risk Board, and remains a member of the Group of Thirty and the Foundation Board of the World Economic Forum. In December 2019, Mark was appointed as the United Nations Special Envoy for Climate Action and Finance and will continue in that role. Prior to his tenure as Governor of the Bank of England, he served as the Governor of the Bank of Canada and Chairman of its Board of Directors. Mark was Chair of the G20’s Financial Stability Board from 2011-2018, where he oversaw the reform of the global financial system. He began his career with a leading international investment bank.

For more information about Brookfield’s approach to ESG, visit the Responsibility and Renewable Energy sections of our website.

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Brookfield Asset Management
Brookfield Asset Management is a leading global alternative asset manager with approximately US$550 billion of assets under management across real estate, infrastructure, renewable power, private equity and credit. Brookfield owns and operates long-life assets and businesses, many of which form the backbone of the global economy. Utilizing its global reach, access to large-scale capital and operational expertise, Brookfield offers a range of alternative investment products to investors around the world—including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management is listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively.

For press inquiries, please contact:

New York Suzanne Fleming Tel: +1 (212) 417 2421 suzanne.fleming@brookfield.com	Toronto Claire Holland +1 (437) 991 2978 claire.holland@brookfield.com	London Marie Fuller +44 20 7408 8375 marie.fuller@brookfield.com

Forward-Looking Statements
Note: This news release contains "forward-looking information" within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “proposed”, “believe”, conditional verbs such as "will", “may” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

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